Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Earnings:
Pre-tax loss	101,769	7,246	(177,041)	(80,842)	(52,490)
Add: Fixed charges	60,129	51,766	79,785	88,152	111,836
Less: Capitalized interest	(5,750)	(22,935)	(24,877)	(13,758)	(4,041)
Total Earnings	156,148	36,077	(122,133)	(6,448)	55,305

Fixed Charges:
Interest expense - inclusive of amortization of debt issuance costs	52,011	25,314	52,476	70,239	103,093
Captialized interest	5,750	22,935	24,877	13,758	4,041
Estimated interest portion of rent expense	2,368	3,517	2,432	4,155	4,702
Total fixed charges	60,129	51,766	79,785	88,152	111,836
Ratio of earnings to fixed charges	2.6x	—	—	—	—